UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-40543

POP CULTURE GROUP CO., LTD

(Translation of registrant’s name into English)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Amendments to Memorandum and Articles of Association

As approved by its shareholders at the extraordinary general meeting on May 15, 2026, Pop Culture Group Co., Ltd (the “Company”) filed its amended and restated memorandum and articles of association (the “M&AA”) with the Cayman Islands Registrar of Companies on June 24, 2026. A copy of the M&AA is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Pop Culture Group Co., Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: June 29, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chairman and Chief Executive Officer

2